UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File No. 000-51074
                                                      CUSIP Number 09064C 10 7

[X] Form 10-KSB  [ ] Form 20-F  [ ]Form 11-K   [ ] Form 10-QSB   [ ] Form -SAR

                       For Period Ended: December 31, 2005
                                         -----------------

                      [ ]    Transition Report on Form 10-K
                      [ ]    Transition Report on Form 20-F
                      [ ]    Transition Report on Form 11-K
                      [ ]    Transition Report on Form 10-Q
                      [ ]    Transition Report on Form -SAR

                 For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Full Name of Registrant: BioForce Nanosciences Holdings, Inc.

Former Name if Applicable:

Address of Principal Executive Office
(Street and Number)                          1615 Golden Aspen Drive, Suite 101
City, State and Zip Code:                    Ames, Iowa 50010

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form -SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on the or before the fifth calendar day following the prescribed due date: and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, -SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant completed on February 24, 2006 the acquisition of its operating subsidiary, BioForce Nanosciences, Inc., and has a new board of directors and new executive officers. Also, the registrant recently changed its independent auditors. Because of the significant changes in the registrant's business and management, it has been unable to complete its financial statements and secure the final audit to be included in its Form 10-KSB. Management anticipates that the financial statements and audit will be completed in time so that the annual report can be filed within the prescribed extension period.

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


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Leonard E. Neilson                (801)                   733-0800
     ------------------             -----------           ------------------
          (Name)                    (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed? If answer is not, identify reports(s). Yes [X]    No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof? Yes [X]    No [ ]

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Prior to the February 24, 2006 and the acquisition of BioForce Nanosciences, Inc., the registrant had no operations. Because the acquisition is treated as a reverse acquisition, the registrant will report sales revenues realized by its newly acquired subsidiary for the year ended December 31, 2005. It is estimated that the revenues for this period will be $113,855.


                      BioForce Nanosciences Holdings, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 3, 2006            By  /S/ ERIC HENDERSON
                                  ---------------------------------
                                      Eric Henderson
                                      Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



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